FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

NOTICE TO THE MARKET

São Paulo, Brazil, October 6, 2010.  Companhia Brasileira de Distribuição (“CBD”), pursuant to Article 12 of CVM Instruction 358/02, as amended, hereby discloses the following correspondence from the shareholder BlackRock Inc.:

São Paulo, October 6, 2010

Vitor Fagá

Investor Relations Officer

Companhia Brasileira de Distribuição

Avenida Brigadeiro Luis Antônio, 3142

01402-000 – São Paulo, SP – Brasil

Attn: Mr. Vitor Fagá de Almeida

Investor Relations Officer

Tel: 55 11 3886-0421

Fax: 55 11 3884-2677

email: gpa.ri@paodeacucar.com.br

October 5, 2010

“Companhia Brasileira de Distribuição – Disclosure of information regarding the Sale of a Relevant Interest

Dear Sirs,

1. The undersigned BlackRock Inc. (“BlackRock”), hereby announces on behalf of some of its clients and in its capacity as an investment manager that it sold preferred class A shares issued by the Companhia Brasileira de Distribuição (“CBD”); on September 28, 2010, BlackRock held, on aggregate basis, a total of 5,985,035 class A preferred shares and 1,850,000 American Depositary Receipts (“ADRs”), equivalent to preferred shares, representing approximately 4.96% of the class A preferred shares issued by CBD.

2. In order to meet the requirements set forth in Article 12 of Brazilian Securities and Exchange Commission (“CVM”) Instruction 358 dated January 3, 2002, as amended, BlackRock hereby requests CBD's Investors Relations Officer to disclose the following information to the CVM and other relevant authorities:

(i)    BlackRock is headquartered at 40 East 52nd Street, New York, New York, 10022-5911, United States of America;

(ii)   BlackRock holds 5,985,035 class A preferred shares and 1,850,000 ADRs, equivalent to class A preferred shares issued by CBD, as described in item 1 above;

(iii)   the above mentioned shareholdings are strictly for investment purposes, there being no intention of changing CBD’s control or management;

(iv) BlackRock does not hold debentures convertible into shares issued by CBD; and

(v)  BlackRock has not entered into any contracts or agreements regulating the exercise of voting rights or the purchase or sale of securities issued by CBD.

3. We remain at your disposal for any further information you may require.

Sincerely,

____________________

BlackRock, Inc.

P. Eduardo Lima

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 06, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.